LSB Bancshares, Inc.
P. O. Box 867
One LSB Plaza
Lexington, North Carolina 27293-0867
(336) 248-6500
August 7, 2007
Ms. Brittany Ebbertt, Staff Accountant
Mr. Paul Cline, Senior Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549
Re: Formal response to the inquiry dated July 31, 2007
Dear Ms. Ebbertt and Mr. Cline:
This is our formal response to your letter dated July 31, 2007. You requested that we key our responses to your comments, indicating our intent to include the requested revisions in future filings. Please find this information below. Additionally, we have provided you with drafts of our proposed revised disclosures.
Note 13. Pension and Employee Benefit Plans, Page 56
In reviewing the Consolidated Statements of Changes in Shareholders’ Equity as of December 31, 2006, it was determined that we incorrectly included the SFAS 158 adjustment in the calculation of Comprehensive Income. We have modified the December 31, 2006 Statement to include a column labeled Comprehensive Income that shows the corrected amount. In addition, we will file the corrected December 31, 2006 Consolidated Statements of Changes in Shareholders’ Equity (as attached) in our June 30, 2007 10-Q.
Note 18. Derivatives, Page 64
We expanded our disclosures related to the ICDs as disclosed in the December 31, 2006 Form 10-K. The revised disclosures (as attached) will be included in the June 30, 2007 Form 10-Q and all filings going forward.
The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in all of our Company filings. In addition we understand that the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also understands that we may not assert staff comments as a defense in any proceeding

Ms. Brittany Ebbertt, Staff Accountant
Mr. Paul Cline, Senior Accountant

August 7, 2007
initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact Monty Oliver, CFO or myself with any additional information as it relates to the above items.
Sincerely,
/s/ Robert F. Lowe
Robert F. Lowe
Chairman, President and CEO
LSB Bancshares, Inc.

Consolidated Statements
Of Changes in Shareholders’ Equity
(Unaudited)

						Accumulated
				Directors’		Other	Total	Other
			Paid-in	Deferred	Retained	Comprehensive	Shareholders’	Comprehensive
(Dollars in thousands, except shares)	Shares	Amount	Capital	Plan	Earnings	Income (loss)	Equity	Income

Balances at December 31, 2005	8,524,033	$42,620	$9,430	$(1,334)	$42,424	$(1,311)	$91,829
Net Income					3,287		3,287	$3,287
Change in unrealized gain on securities available for sale, net of deferred income taxes						(734)	(734)	(734)
Cash dividends declared on common stock					(2,896)		(2,896)
Stock-based compensation expense			84				84
Common stock issued for stock options exercised	20,386	102	102				204
Common stock acquired	(37,064)	(185)	(470)	(27)			(682)

Balances at June 30, 2006	8,507,355	$42,537	$9,146	$(1,361)	$42,815	$(2,045)	$91,092	$2,553

Balances at December 31, 2005	8,524,033	$42,620	$9,430	$(1,334)	$42,424	$(1,311)	$91,829

Net Income					6,000		6,000	$6,000
Change in unrealized gain on securities available for sale, net of deferred income taxes						423	423	423
Adjustment to initially apply SFAS No. 158						(1,372)	(1,372)
Cash dividends declared on common stock					(5,755)		(5,755)
Stock-based compensation expense			172				172
Common stock issued for stock options exercised	28,511	143	181				324
Common stock acquired	(129,934)	(650)	(1,606)	(56)			(2,312)

Balances at December 31, 2006[1]	8,422,610	$42,113	$8,177	$(1,390)	$42,669	$(2,260)	$89,309	$6,423

Net Income					3,479		3,479	3,479
Change in unrealized gain on securities available for sale, net of deferred income taxes						(228)	(228)	(228)
Cash dividends declared on common stock					(2,865)		(2,865)
Stock-based compensation expense			80				80
Common stock acquired	(31,862)	(159)	(316)	314			(161)

Balances at June 30, 2007	8,390,748	$41,954	$7,941	$(1,076)	$43,283	$(2,488)	$89,614	$3,251

[1]	The Consolidated Statements of Changes in Shareholders’ Equity for December 31, 2006 has been corrected as shown in the following reconciliation. The correction was made to accurately reflect the components of Comprehensive Income. At December 31, 2006, the SFAS 158 adjustment was incorrectly included in the calculation of Comprehensive Income.

Comprehensive Income as reported at 12/31/06	$5,051,000
SFAS 158 Adjustment incorrectly posted	1,372,000

Corrected Comprehensive Income at 12/31/06	$6,423,000

Notes to consolidated financial statements are an integral part hereof.

Note 8 — Derivatives
Bancshares began using derivatives in the fourth quarter of 2005. The derivatives are being used in conjunction with the Bank’s sale of Indexed Certificates of Deposits (“ICD”). The ICDs do not pay periodic interest payments. Instead, any interest earned is paid at maturity and is calculated based on the positive price movements, if any, of the Dow Jones Industrial AverageSM over the entire term of the ICD. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts through designated third-party hedge providers. These contracts provide the Company with a rate of return that is commensurate with the return of the Dow Jones Industrial AverageSM from the time of the contract until maturity of the related ICD. These contracts are accounted for as cash flow hedges. The Company has determined that the cash flow hedges are highly effective with no ineffectiveness according to the guidance in SFAS 133. The forward contracts are purchased at the same time that the ICDs are booked. In addition the forward contracts have no value at inception but do at the end of the ICDs’ maturity. The forward option contracts are marked to market on a quarterly basis with all changes being booked directly to earnings.
The following table reflects the information pertaining to the forward option contracts:

	June 30, 2007		June 30, 2006
	Notional	Estimated	Notional	Estimated
(Dollars in thousands)	Amount	Fair Value	Amount	Fair Value

Cash flow liability hedges:
Interest rate option	$133	$32	$92	$12